November 28, 2018

By EDGAR

Securities and Exchange Commission

100 F. Street

Washington, D.C. 20549

Attn:	David Lin Staff Attorney Division of Corporation Finance

Re:	Civista Bancshares, Inc. Registration Statement on Form S-3 (the “Registration Statement”) File No. 333-227006

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Civista Bancshares, Inc. hereby requests that the effectiveness of the Registration Statement be accelerated to November 29, 2018, or as soon thereafter as is practicable.

Very truly yours,

CIVISTA BANCSHARES, INC.

By:	/s/ James E. McGookey
James E. McGookey, Senior Vice President and General Counsel

100 East Water Street  |  Sandusky, OH 44870  |  888.645.4121

civb.com